UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF

1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER

SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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Commission File Number 000-29256

G. Willi-Food International Ltd.

(Exact name of registrant as specified in its charter)

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4 Nahal Harif St.

Yavne, 81106

Israel

+ 972-8-932-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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Ordinary shares, nominal value NIS 0.10 per share

(Title of each class of securities covered by this Form)

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Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.   G. Willi-Food International Ltd. (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on or about May 19, 1997, the date that the Company's Registration Statement on Form F-1 related to the Company's initial public offering in the U.S. of ordinary shares was declared effective.

B.   The Company has filed or submitted all reports required under section 13(a) or section 15(d) of the Exchange Act and corresponding Securities and Exchange Commission rules for the 12 months preceding the filing of this Form and has filed at least one annual report under section 13(a).

Item 2.	Recent United States Market Activity

The Company’s securities were last offered in the United States (not including in offerings involving the issuance of securities to employees of the Company, by selling security holders in non-underwritten offerings, or other circumstances excluded per Instruction 1 to Item 2 of Form 15F) in a registered offering under the Securities Act of 1933, as amended, in March 2010 pursuant to Form F-1 (File No. 333-163223).

Item 3.	Foreign Listing and Primary Trading Market

A. The Company maintains a listing of its ordinary shares on the Tel Aviv Stock Exchange (the “TASE"), which is located in Israel. The TASE constitutes the primary trading market for the ordinary shares.

B. The Company’s ordinary shares were initially listed on the TASE on or about June 15, 2020. The Company has maintained a listing of its ordinary shares on the TASE for at least the 12 months preceding the filing of this Form.

C. During the 12-month period beginning July 1, 2025 and ending June 30, 2026, approximately 61.87% of trading in the Company’s ordinary shares occurred through the TASE.

Item 4.	Comparative Trading Volume Data

Not applicable.

Item 5.	Alternative Record Holder Information

As of June 30, 2026, the Company had 104 holders of record on a worldwide basis. The Company relied on information from Equiniti Trust Company, LLC, Tel Aviv Stock Exchange Ltd., and The Depository Trust Company to determine the number of record holders of its equity securities.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.   As required by Rule 12h-6(h), the Company published a notice disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on August 4, 2026, which was submitted under cover of a Report on Form 6-K on August 4, 2026.

B.   This notice was disseminated by the major newswire services the Company typically uses to publish its press releases, PR Newswire, and it was also published by various news services in the United States. In addition, this notice was posted on the Company’s website.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will file the information required under Rule 12g3-2(b)(1)(iii) on its website, www.willi-food.co.il.

PART III

Item 10.	Exhibits

None.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, G. Willi-Food International Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, G. Willi-Food International Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: August 28, 2026	By:	/s/ Yitschak Barabi
	Name:	Yitschak Barabi
	Title:	Chief Financial Officer

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